Exhibit 99.1

NuCana Regains Compliance with Nasdaq Minimum Bid Price Requirement

Edinburgh, United Kingdom, January 23, 2023 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA), (“NuCana” or the “Company”), announced that it has received a written notification (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) and the matter is closed.

As announced on January 6, 2023, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American Depositary Shares (the “ADSs”) had been below $1.00 for 30 consecutive business days. To regain compliance with the Minimum Bid Price Requirement, NuCana was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days.

The Notification Letter confirmed that the Company evidenced a closing bid price of the Company’s ADSs on Nasdaq at or greater than the $1.00 per ADS minimum requirement for 10 consecutive business days from January 5, 2023 to January 19, 2023 and that the Company has regained compliance with the Minimum Bid Price Requirement.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with other agents, including the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors to identify additional indications for development. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s efforts to regain compliance with Nasdaq’s minimum bid price requirement; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com